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                                                              FILE NO.________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1

                                OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     OGE Energy Corp. (the "Company") is a public utility holding company which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. At December 31, 1998, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E"), Enogex Inc. ("Enogex") and Origen Inc. ("Origen").

     OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E's electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). At December 31, 1998, Enogex had five wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources Inc., Enogex Exploration Corporation, Enogex Arkansas Pipeline Corporation and Enogex Gas Gathering LLC. At December 31, 1998, Enogex Products Corporation owned one hundred percent interests in the Belvan Corp., the Belvan partnership and the Todd Ranch partnership, and an eighty percent interest in the NuStar Joint Venture. Enogex Arkansas Pipeline Corporation owned a seventy-five percent interest in the NOARK partnership. The NOARK partnership owned one hundred percent interests in the Ozark Gas Transmission LLC, the AWP LLC , the NOARK Energy Services LLC, the Ozark Gas Gathering



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LLC and the NOARK Pipeline Finance LLC. Enogex and each of its subsidiaries were incorporated  under  the laws of the  State of  Oklahoma.  The  subsidiaries  of
Enogex: own and operate gas processing plants in Oklahoma and west Texas; are engaged in the gathering, transmission and processing of natural gas; are engaged in the buying, selling and brokering of energy (natural gas, electricity and natural gas liquids); and are engaged in the drilling for and production of crude oil and natural gas. The subsidiaries of Enogex are not "public utility companies" within the meaning of the Act.

     Origen is a wholly-owned non-regulated subsidiary of the Company. At December 31, 1998, Origen had two wholly-owned active subsidiaries: OGE Energy Technologies and Geothermal Design and Engineering, Inc. ("GD&E"). Origen and each of its subsidiaries were incorporated under the laws of the State of Oklahoma. Origen is currently involved in the development of energy related products and services.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     The Company owns no physical properties.

     The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               None                        by Company
               24,370,200,000              Kwh by OG&E

     (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               None                        by Company
               2,369,280,000               Kwh by OG&E

     (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               None                        by Company
               1,526,965,000               Kwh by OG&E



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     (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               None                        by Company
               528,621,000                 Kwh by OG&E

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Item 4 is not applicable. At December 31, 1998, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.



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                                    EXHIBITS


     A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1998, and Consolidating Balance Sheet as of December 31, 1998, for OGE Energy Corp. (the "Company") and its subsidiary companies.

     B.   Financial Data Schedule.

     C. An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          Exhibit C is not applicable. At December 31, 1998, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.



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     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1999.


                                         OGE ENERGY CORP.
                                           (Registrant)



                               By        /s/ Donald R. Rowlett
                                 ---------------------------------
                                             Donald R. Rowlett
                                   Controller Corporate Accounting





CORPORATE SEAL

Attest:


        /s/ Irma B. Elliott
--------------------------------
            Irma B. Elliott
    Vice President and Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Donald R. Rowlett, Controller Corporate Accounting
--------------------------------------------------
P. O. BOX 321, Oklahoma City, Oklahoma  73101-0321
--------------------------------------------------



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                                  EXHIBIT INDEX
                                  -------------



     Exhibit                               Description
     -------                               -----------


     A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1998, and Consolidating Balance Sheet as of December 31, 1998, for OGE Energy Corp. (the "Company") and its subsidiary companies.

     B.   Financial Data Schedule.



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